Teva will pay the State of Israel NIS 2.540 billion ($718M)
Total amount related to trapped profits is approximately NIS 2 billion ($565M)

Jerusalem, November 11, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that it has reached an agreement with the Israel Tax Authority to pay NIS 2.540 billion (approximately $718M, according to rate of exchange on November 10, 2013) for the release of trapped profits, settling tax assessments for the years 2005-2007, and applying similar principles through 2011.

In total, Teva will pay approximately NIS 2 billion ($565M) within the framework of amendment 69 to the Law for the Encouragement of Capital Investments (the “Trapped Profits Law”). This includes the payment of NIS 336M ($95M) made in May 2013.

In addition, Teva will pay approximately NIS 840M ($237M) concerning tax assessments for the years 2005-2011.

Teva expects to incur a charge of approximately $235M to be reported in the fourth quarter of 2013, which will be reflected in its non-GAAP results.

“We have reached a beneficial agreement for Teva and the Israel Tax Authority concerning the release of trapped profits and the closure of pending tax assessments.” said Eyal Desheh, Acting President and CEO of Teva. “The agreement generates sources for dividends to our shareholders for years to come and settles tax assessments which had been in dispute for a long time. Teva is a global company, headquartered in Israel, which has contributed, currently contributes, and will continue to contribute to the Israeli economy. We believe that such government policy strengthens the continued economic growth of the State of Israel by offering an attractive business environment for multinational companies like Teva to invest in Israel.”

About Amendment 69 to the Law for the Encouragement of Capital Investments

A company which has elected, by November 11, 2013, to pay a corporate tax rate as set forth in the amendment (rather than the regular corporate tax rate applicable to approved enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011, will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the ability to reduce operating expenses to the extent and during the timeframe intended by our cost restructuring program; our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative products, especially COPAXONE® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

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